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                                                                    EXHIBIT 12.1

                             BELL MICROPRODUCTS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (unaudited, thousands of dollars)

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
                                                   THREE MONTHS
                                                  ENDED MARCH 31,               YEAR ENDED DECEMBER 31,
                                                  ---------------  ------------------------------------------------
                                                  2004*   2004    2003*  2003   2002      2001      2000    1999
                                                  -----   ----    -----  ----  -------  --------  -------  -------
Earnings:
Net income / (loss)                               2,014  1,712  (2,706) (4,474) (7,054)  (22,107)  17,237    7,038
Add:
    (Income) / loss from discontinued operations      0      0       0       0       0         0        0    1,892
    Income tax (benefit) provision                1,184  1,006    (405)   (669) (2,612)  (12,251)  12,480    6,581
    Interest expensed and capitalized             3,358  3,838  14,111  16,143  16,910    20,362   14,495    5,766
    Amortized premiums, discounts and
    capitalized expenses related to indebtedness      0      0       0       0       0         0        0        0
    Estimated interest within rental expense        604    604   2,781   2,781   2,890     2,457    1,573      932
    Preference security dividend requirements         0      0       0       0       0         0        0        0
    Amortization of capitalized interest              0      0       0       0       0         0        0        0
Subtract:
    Capitalized interest                              0      0       0       0       0         0        0        0
    Preference security dividend requirements         0      0       0       0       0         0        0        0
Earnings as adjusted                              7,160  7,160  13,781  13,781  10,134   (11,539)  45,785   22,209

Fixed charges:
    Interest expensed                             3,358  3,838  14,111  16,143  16,910    20,362   14,495    5,766
    Capitalized interest                                             0       0       0         0        0        0
    Amortized premiums, discounts and
    capitalized expenses related to indebtedness                     0       0       0         0        0        0
    Estimated interest within rental expense        604    604   2,781   2,781   2,890     2,457    1,573      932
    Preference security dividend requirements         0      0       0       0       0         0        0        0
Total fixed charges                               3,962  4,442  16,892  18,924  19,800    22,819   16,068    6,698

Ratio of earnings to fixed charges                 1.81   1.61       -       -       -         -     2.85     3.32

Ratio of earnings to total fixed charges and
preferred stock dividends                          1.81   1.61       -       -       -         -     2.85     3.32

Earnings insufficient to cover fixed charges by       -      -   3,111   5,143   9,666    34,358        -        -
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      *     The information presented in this column is pro forma information assuming the issuance of $110,000,000 of our 3 3/4% convertible subordinates notes due 2024 occurred effective January 1, 2003, and the application of $106,000,000 of the net proceeds to retire existing indebtedness on that date.

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